UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at April 1, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F.....X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director, President and Chief Executive Officer

Date: April 22, 2010

Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

TASEKO COMPLETES GIBRALTAR MINE JOINT VENTURE
WITH JAPANESE CONSORTIUM

April 1, 2010, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") wishes to announce that the previously disclosed transaction to sell 25% of the Gibraltar Copper Mine to a Japanese Consortium (Sojitz Corporation - 50%, Dowa Metals & Mining Co., Ltd. - 25%, Furukawa Co., Ltd. - 25%) for approximately C$187 million closed on March 31, 2010. Taseko will continue to be the operator of Gibraltar. A portion of these proceeds has been used to prepay Taseko's US$50 million long-term Credit Facility provided by Credit Suisse and Investec.

Russell Hallbauer, President and CEO of Taseko commented, "I am very pleased to be entering into this long-term relationship with world-class partners - Sojitz, Dowa and Furukawa. Additionally, our favourable debt free balance sheet today will maximize our cash flow from Gibraltar, particularly in the current copper pricing environment. After the repayment of our credit facility, cash on hand today is approximately C$190 million. This cash secures a significant portion of the required capital to fund the construction of our wholly-owned Prosperity Gold-Copper Project."

For further information on Taseko, please see the Company's website www.tasekomines.com or contact: Brian Bergot, Investor Relations - 778-373-4545, Toll Free 1-800-667-2114.

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address intended future agreements, future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.